Exhibit 99.2

AMENDMENT TO
PRAECIS PHARMACEUTICALS INCORPORATED
SECOND AMENDED AND RESTATED
EMPLOYEE STOCK PURCHASE PLAN

              AMENDMENT dated as of March 15, 2006 to the PRAECIS PHARMACEUTICALS INCORPORATED Second Amended and Restated Employee Stock Purchase Plan (the “ESPP”).

              Pursuant to certain resolutions adopted by the Board of Directors (the “Board”) of PRAECIS PHARMACEUTICALS INCORPORATED by Unanimous Action by Written Consent dated March 15, 2006, the Board amended the first sentence of paragraph 4 of the ESPP to read as follows, subject, however, to stockholder approval of the ESPP, as amended by this Amendment:

“The aggregate number of shares of Common Stock available for issuance upon the exercise of Options granted pursuant to Section 5 shall be one hundred and sixty thousand (160,000) shares.”